November 15, 2018

Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	SlideBelts Inc.

Offering Statement on Form 1-A Filed

October 17, 2018

File No. 024-10910

Dear Mr. Reynolds:

SlideBelts Inc. (the “Company”) would like to take the time to provide a supplemental response to your letter of October 29, 2018, and its response of November 2, 2018 regarding the Offering Statement of the Company following a conversation with Commission staff during a conference call on November 8, 2018. This supplemental response relates to comment 4, and an additional comment identified on the conference call.

Notes to Financial Statements

Note 2: Summary of Significant Accounting Policies

Deferred Advertising Costs, page F-10

4.	We note your responses to comments 6 and 7. Please provide us a detailed analysis which clearly illustrates how your deferral of advertising costs complies with ASC paragraphs 340-20-25-4 through 25-15. Your analysis should clearly identify the persuasive evidence you gathered to demonstrate that the advertising will result in probable future economic benefits. Please also ensure your analysis addresses the following points:
•	Further explain to us your direct advertising programs including details sufficient to understand the types of direct advertising you employ, the frequency of each advertising effort, how customers respond to your advertising, how responses are documented and the level of detail included in your records of these responses. Refer to ASC 340-20-25-6.
•	Given your representations that your direct response advertising efforts did not initiate until late 2016, explain how you determined that sufficient verifiable historical patterns of results existed to allow for capitalization of these costs in 2017. Refer to ASC 340-20-25-9.
•	Please quantify the success rate in obtaining new customers per unit of advertising and demonstrate how these success rates have been consistent in each significant advertising effort.
•	Clarify whether your increased advertising spend in 2017 was a result of expanding into new markets or products, or a combination of both and your basis for any extrapolation of your historical response patterns to these new markets or products in determining probable future economic benefits of the capitalized advertising spend.
•	Tell us how you concluded that you have objective evidence which demonstrates a stable history of future benefits derived from re-orders of your products without any significant additional advertising efforts.
•	Clarify whether you established separate standalone cost pools for each significant advertising effort in accordance with ASC 340-20-35 through 35-5 and clarify how your current amortization policy based on a 2.2 year life complies with this guidance.

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According to ASC 340-20-25-4, the costs of direct-response advertising shall be capitalized if both of the following conditions are met:

a.	The primary purpose of the advertising is to elicit sales to customers who could be shown to have responded specifically to the advertising; and
b.	The direct-response advertising results in probable future benefits.

In regard to condition (a), ASC 340-20-25-6 states that “In order to conclude that advertising elicits sales to customers who could be shown to have responded specifically to the advertising, there must be a means of documenting that response, including a record that can identify the name of the customer and the advertising that elicited the direct response.” The Company met the criteria stipulated in ASC 340-20-25-6 by performing the following:

•	All of the Company’s direct-response advertising utilizes pixel tracking and the Company builds audiences based on key metrics to further market to those users. The pixel tracking allows the Company to monitor each customer’s response and whether it resulted in a successful sale.

•	The Company also has an email signup lightbox that is shown on a user’s first visit, as well as an exit intent pop-up. Customers’ emails are also obtained at the time of purchase. By obtaining the user’s email we are able to make the necessary follow-up touch points. The Company’s email acquisition campaign is setup based on increasing lifetime value (LTV).

•	The Company utilizes these emails by advertising sales, product launches, and updates with email blasts. This strategy is setup to both convert those new users who were acquired by online ads and to increase LTV (and lifespan) of existing customers. Similar to the Company’s pixel tracking, the Company is able to monitor each customer’s response to the email marketing and confirm whether it resulted in a successful sale.

•	All email marketing efforts are insignificant and immaterial in employee time and actual cost.

•	Responses to all direct-response advertising are automatically documented in the respective advertising platform (Google AdWords, Facebook, etc.) and the Company can track each customer response to the purchase, if one was made. The Company has the capability to drill-down on its advertising costs for these advertising platforms to see each unit of advertising spend and its linked purchase if applicable.

•	All direct advertising efforts are performed daily.

With regard to condition (b), the Company believes that its direct-response advertising results in probable future benefits. Probable future benefits are demonstrated through persuasive evidence that its effects will be similar to the effects of responses to past direct-respond advertising activities that resulted in future benefits. In accordance with ASC 340-20-25-9, the Company considered the following attributes:

o	The demographics of the audience
o	The method of advertising
o	The product
o	The economic conditions

The Company’s direct-response advertising has considered each of the above and determined that its direct-response advertising spend has been consistent with past direct-response advertising activities that resulted in future benefits. For instance, the Company’s advertising platforms provide highly detailed analytics and historically it has been proven that the demographics of the Company’s audience remains consistent. The Company’s main demographic has gone fairly unchanged since business inception, consisting of males 30-55 years old.

The method of advertising has remained consistent through the use of online advertisements. While the Company’s direct-response advertising activities did not fully initial until late 2016, the Company has been conducting direct-response advertising efforts since 2014. The Company previously declined to capitalize those expenses because the amounts were immaterial and the Company was not fully aware of ASC guidance on the subject. However, the Company believes it is able to rely upon the historical data generated since 2014 to show newly acquired customers returning to purchase, providing future economic benefit, without significant advertising effort. For instance, the Company’s online store platform tracks orders by customer, allowing it to analyze customer-level purchase data. This objective evidence also provides the Company the method in which customers arrived to make a purchase (via an online advertisement, marketing email, Google search, etc.). Following the initial purchase, the Company is able to retarget those purchasers through automated email remarketing activities that follow on from the initial direct-response advertising. The email remarketing activities are insignificant and immaterial in employee time and actual cost. Additionally, the email remarketing activities historically have a 10-12% conversion or success rate, far exceeding what is typical for a normal marketing effort.

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		Revenue By Quarter
Quarter	Direct-Response Advertising Spend	2016 Q1	2016 Q2	2016 Q3	2016 Q4	2017 Q1	2017 Q2	2017 Q3	2017 Q4	2018 Q1	2018 Q2
2016 Q1	$853,216	$989,657	$456,321	$143,198	$40,981	$7,819
2016 Q2	$223,679		$589,812	$316,984	$205,849	$76,329	$11,329
2016 Q3	$350,166			$516,248	$443,292	$192,364	$91,294	$21,694	$31,522	$8,261	$4,291
2016 Q4	$587,238				$965,984	$331,213	$214,476	$96,412	$133,243	$89,464	$24,827
2017 Q1	$1,012,987					$1,149,267	$549,687	$231,630	$298,968	$118,265	$226,592
2017 Q2	$1,130,714						$1,394,854	$335,987	$403,595	$131,651	$264,415
2017 Q3	$675,743							$845,691	$436,312	$109,426	$114,622
2017 Q4	$1,030,574								$1,515,983	$489,652	$277,242
2018 Q1	$1,072,540									$1,385,672	$668,931
2018 Q2	$1,065,281										$1,476,425

Table 1: Revenue by Quarter Following Direct-Response Advertising Spending on a Per Quarter Basis

In further consideration of ASC 340-20-25-9, the Company has sold the same core product (belts) since inception. Additionally, economic conditions since the Company’s inception have remained consistent.

The Company has had only one significant advertising effort which is centralized around online, direct-response advertising and is an on-going major focal point of its business. The Company’s success rate in obtaining new customers per unit of advertising has consistently averaged in the 2.0%-3.0% range, compared to the industry average of 1.01%.

The Company’s increased advertising spend in 2017 was neither a result of new markets or products but rather a result of the Company increasing its market share. Given that the Company remained in the same markets with the same products, the Company believes it can reasonably state that its historical response patterns will continue.

In regard to cost pools, establishing separate standalone cost pools was not applicable as the Company has only one significant advertising effort, its online, direct-response advertising, as stated above. It is through this method of advertising that the Company is able to successfully and consistently target its demographic audience.

With respect to the 2.2 year amortization period, the Company applied ASC guidance by calculating future benefits from its direct-response advertising. As shown in Table 1 above, starting in 2016 Q3, the Company has realized future benefits for over two years following the initial direct-response advertising spending. The Company anticipates that the future benefits from spending following 2016 Q3 will be in excess of 2.2 years, however it chose 2.2 years for consistency with realized historical results. The Company has seen customers return for subsequent purchases well beyond one year or one operating cycle due to the nature and utility of its core product line. The Company tests for impairment of its capitalized direct-response advertising balance at each balance-sheet date by comparing the amount capitalized to the probable remaining future benefit.

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The Company notes that its activities are in many ways very similar to that of traditional catalogue-based advertising in which companies track customers with unique codes. However, the Company’s activities are more sophisticated and better utilize available online tracking technology made possible by being strictly an e-commerce retailer. As explained above, the Company believes it has complied with ASC paragraphs 340-20-25-4 through 25-15 regarding its deferred advertising expenses.

Supplemental Question from November 8, 2018 Conference Call

Please discuss whether you have considered how FASB Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers, and if that update will impact how the Company capitalizes its advertising costs. If there will be any changes to the manner in which the Company capitalizes its advertising costs, discuss whether you have considered additional disclosure to investors regarding those changes.

The Company has considered the FASB Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers, and is still analyzing the impact of these changes. However, any changes to how the Company capitalizes its advertising costs will not take affect until the year 2019.

At this time, the Company has deemed additional disclosure for 2017 unnecessary.

Thank you again for the opportunity to provide a supplemental response to your questions to the Offering Statement of SlideBelts Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Brigham Taylor

SlideBelts Inc.

4818 Golden Foothill Pkwy

El Dorado Hills, CA 95762

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